

Taylor Ellsworth

Chief Technology Officer at Heleum

Mesa, Arizona

Message

 Heleum

Southern Virginia University

 See contact info

 234 connections

All of us have outstanding potential as children of God. My aim is to become the best I can be while I'm in this life, and to help others do the same. This is my goal when I'm tutoring, programming, dancing, interpreting/translating, and everything else I do.

Experience



Chief Technology Officer
Heleum
Dec 2015 – Present • 2 yrs 7 mos



Project Manager
Upmarketers LLC
Jul 2015 – Present • 3 yrs
Mesa, AZ



Software Engineer
ByteCubed
Mar 2015 – Jul 2015 • 5 mos
Arlington, VA



Software Engineer
Booz Allen Hamilton
Aug 2014 – Mar 2015 • 8 mos



Sales Representative
GreenStar Termite & Pest Control
May 2014 – Aug 2014 • 4 mos



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Education



Southern Virginia University
Bachelor of Arts (BA), Computer Science
2008 – 2014



University

Activities and Societies: Choir

Southern Virginia University

Southern Virginia University
Computer Science
2008 – 2014
Activities and Societies: Choir

Volunteer Experience

The Church of Jesus Christ of Latter-day Saints - Human Resources

Missionary / Financial Secretary
The Church of Jesus Christ of Latter-day Saints - Human Resources
Nov 2009 – Nov 2011 • 2 yrs 1 mo

Served in Iloilo, Philippines for two years as a missionary for the LDS church. Administered, taught, assisted in service projects, counseled and provided for the spiritual and emotional well-being of church members, investigators and new contacts.

Served for 7 months of this time as Financial Secretary of the mission. Negotiated contracts with new missionary apartment landlords, evaluated new apartment proposals, recorded transactions of the mission, handled requests and discrepancies of missionaries' support funds, completed a budget request for the coming year.

Skills & Endorsements

Tutoring · 24
Endorsed by **John Adams and 1 other who is highly skilled at this**

Spanish · 16
Austin Davis and 15 connections have given endorsements for this skill

Public Speaking · 15
Endorsed by **Alex Theobald, who is highly skilled at this**

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